SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NET TALK.COM, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

64112B106

(CUSIP Number)

Shadron Stastney
60 E. 42nd Street, Suite 1834
New York, NY 10165

With Copies To:

Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 64112B106	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Shadron Stastney
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		78,250,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		78,250,000
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.73%
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Net Talk.com, a Florida corporation (the “Issuer”), whose principal executive offices are located at 1080 NW 163rd Drive, Miami, FL 33169.

Item 2. Identity and Background.

(a)           Shad Stastney is an individual (the “Reporting Person”).

(b)           The business address of Mr. Stastney is 60 E. 42nd Street, Suite 1834.

(c)           Mr. Stastney is currently a self-employed financial manager located atv60 E. 42nd Street, Suite 1834.

(d)           Mr. Stastney has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Escept as described below, Mr. Stastney has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

In September of 2013 Mr. Stastney entered into a settlement agreement with the Securities and Exchange Commission to settle charges that Mr. Stastney breached his fiduciary duty to certain clients. The SEC’s order required Mr. Stastney to pay disgorgement, prejudgment interest, and a penalty. Mr. Stastney was also barred from association with any investment company, investment adviser, broker, dealer, municipal securities dealer, or transfer agent for at least 18 months. Stastney consented to the issuance of the order without admitting or denying any of the findings and agreed to cease and desist from committing or causing any violations and any future violations of Sections 206(2) and 206(3) of the Investment Advisers Act of 1940.

(f)           Mr. Stastney is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Shad Stastney

On or about May 19, 2015, the Reporting Person entered into an agreement with the Issuer pursuant to which the Issuer would issue 75,000,000 shares of the Issuer’s common stock to the Reporting Person in exchange for the satisfaction of $150,000 worth of consulting fees owed to the Reporting Person. Such shares were issued on May 21, 2015.

The remaining 3,250,000 shares owned by the Reporting Person were granted by the Issuer to the Reporting Person as compensation for services provide as a member of the Issuers board of directors. The Reporting Person resigned such position on the Issuer’s board of directors as of June 6, 2013.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the, notwithstanding the Reporting Person’s role as a consultant for the Issuer.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Mr. Stastney may be deemed to be the beneficial owner of 78,250,000 shares of the Issuer’s common stock, which constitutes approximately 26.73% of the 292,637,174 shares of the Issuer’s common stock outstanding as of June 8, 2015.

Other than the acquisition of the shares reported in this Item 5, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Stastney is not the beneficial owners of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Shad Stastney

June 10, 2015	By:	/s/Shad Stastney
Name: Shad Stastney